As Filed with the Securities and Exchange Commission on July 15, 2004.
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                             SWIRE PACIFIC LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                    Hong Kong
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
  (Address, including zip code, and telephone number, including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          |X| immediately upon filing
                             |_| on (Date) at (Time)
 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
                                                                          Proposed maximum       Proposed maximum      Amount of
                 Title of each class of                  Amount          Aggregate price per          aggregate       registration
              Securities to be registered           to be registered           unit (1)          offering price (1)        fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American       50,000,000               $.05                $2,500,000        $316.75
Depositary Receipts, each American Depositary           American
Share evidencing one Class A share, par value          Depositary
HK$0.60 each of  Swire Pacific Limited                   Shares
(the "Ordinary Shares").
==================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                           CROSS REFERENCE SHEET

      Item Number and Caption                       Location in Form of
      -----------------------                       American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

(1)   Name and address of Depositary                Introductory Paragraph

(2)   Title of American Depositary Receipts and     Face of American Depositary
      identity of deposited securities              Receipt, top center

      Terms of Deposit:

      (i)    The amount of deposited securities     Face of American Depositary
             represented by one unit of American    corner Receipt - upper
             Depositary Shares                      right

      (ii) The procedure for voting, if any, the Paragraphs (15) and (16) deposited securities

      (iii)  The collection and distribution of     Paragraphs (12), (14) and
             dividends                              (15)

      (iv)   The transmission of notices, reports   Paragraphs (11), (15) and
             and proxy soliciting material          (16)

      (v)    The sale or exercise of rights         Paragraph (13)

      (vi)   The deposit or sale of securities      Paragraphs (12) and (17)
             resulting from dividends, splits or
             plans of reorganization

      (vii)  Amendment, extension or termination    Paragraphs (20) and (21)
             of the Deposit Agreement

      (viii) Rights of holders of receipts to       Paragraph (11)
             inspect the transfer books of the
             Depositary and the list of holders of
             receipts

      (ix)   Restrictions upon the right to         Paragraphs (2), (3), (4),
             deposit or withdraw the underlying     (5), (6) and (8)
             securities

      Item Number and Caption                       Location in Form of
      -----------------------                       American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

      (x)    Limitation upon the liability of the   Paragraphs (13) and (18)
             Depositary

(3)   Fees and Charges                              Paragraph (7)

Item 2. Available Information

      Item Number and Caption                       Location in Form of
      -----------------------                       American Depositary Receipt
                                                    Filed Herewith as Prospectus
                                                    ----------------------------

2(a)  Statement that Swire Pacific Limited          Paragraph (11)
      furnishes the Commission with certain
      public reports and documents required
      by foreign law or otherwise under Rule
      12g3-2(b) under the Securities Exchange
      Act of 1934 and that such reports and
      documents can be inspected by holders
      of American Depositary Receipts and
      copied at public reference facilities
      maintained by the Commission in
      Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Deposit Agreement (including the form of American Depositary Receipt), dated as of July 14, 1994, among Swire Pacific Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      * (2) Letter dated July 14, 1994, from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

----------
*     Incorporated  by  reference  to  Form  F-6  Registration   Statement  Nos.
      33-80640,   333-9176  and  333-9446  filed  by  the  Registrant  with  the
      Commission.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of July 14, 1994, among Swire Pacific Limited, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 13, 2004.

                                            By:  THE BANK OF NEW YORK,
                                                  as Depositary

                                            By:  /s/ Vincent J. Cahill, Jr.
                                                 -------------------------------
                                                 Name:  Vincent J. Cahill, Jr.
                                                 Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Swire Pacific Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Hong Kong on June 30, 2004.

                                                 SWIRE PACIFIC LIMITED

                                            By:  /s/ M. Cubbon
                                                 -------------------------------
                                                 Name:  M. Cubbon
                                                 Title: Finance Director

      Each of the undersigned hereby constitutes and appoints M. Cubbon his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 30, 2004.

Name                                        Title
----                                        -----

/s/  J.W.J. Hughes-Hallett                  Chairman
-------------------------------             (Principal Executive Officer)
J.W.J. Hughes-Hallett

/s/  M. Cubbon                              Finance Director
------------------------------              (Principal Financial Officer)
M. Cubbon

/s/  A. Loo                                 Finance Manager
------------------------------              (Principal Accounting Officer)
A. Loo

/s/  Michael Bluck                          Authorized Representative
------------------------------              in the United States
Michael Bluck

/s/  D. Ho                                  Executive Director
------------------------------
D. Ho

/s/  K.G. Kerr                              Executive Director
------------------------------
K.G. Kerr

/s/  D.M. Turnbull                          Executive Director
------------------------------
D.M. Turnbull

                                            Director
------------------------------
P.A. Johansen

/s/  D.G. Eldon                             Director
------------------------------
D.G. Eldon

/s/  C. Lee                                 Director
------------------------------
C. Lee

/s/  C.K.M. Kwok                            Director
------------------------------
C.K.M. Kwok

                                            Director
------------------------------
Sir Adrian Swire

                                            Director
------------------------------
Baroness Dunn

/s/  M.M.T. Yang                            Director
------------------------------
M.M.T. Yang

                                INDEX TO EXHIBITS

Exhibit
Number
------
(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)           Certification under Rule 466.